Correspondence

DRAX, INDUSTRIES INC

3125 SCOTT STREET

VISTA CALIFORNIA 92081

Telephone (760) 739-0069

Virgil@draxindustries.net

Date April 6, 2021

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attention: Matthew Derby, Staff Attorney

RE:	Drax, Industries Inc. (“Registrant”) Amendment No. 1 to Registration Statement on Form S-1 Filed, March 29, 2021 File No. 333-253043

Dear Mr. Derby

The Registrant hereby files its Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). The Amendment No. 1 has been revised in accordance with the Commission’s March 11, 2021 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 1 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Cover Page

              We note your disclosure on the Cover Page and page 8 regarding a selling security holder. Because there does not appear to be secondary offering, please revise to remove reference to a selling security holder or advise.

In response to your comment, we have revised the disclosure on Form S-1 cover page and page 8 Risk Factors. We have deleted any reference to selling security holders. There are no selling security holders.

Cover page

We intend to apply to have our common stock quoted on the OTC Markets ("OTCQB") OTC MARKETS ("OTCQB"). There can be no assurance that a market maker will agree to file the necessary documents with the Financial Industry Regulatory Authority ("FINRA") to facilitate such quotation, nor can there be any assurance that such an application for quotation will be approved.

Page #8, Risk Factors

The shares of our common stock being offered for resale in the Primary Offering are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, you may lose all or part of your investment. You should carefully consider the risks described below and the other information in this prospectus before investing in our common stock.

2.   We note your disclosure that the funds will not be placed in an escrow account but instead that you "intend to open a standard, non-interest bearing, bank account to be used only for the deposit of funds received from the sale of the shares in this Offering." Please revise to clarify what procedures are in place to ensure that funds will be promptly returned to investors and whether management will have control over the account prior to the minimum offering amount being collected and any potential conflicts that this may pose.

In response to your comment, we have revised the disclosure on Form S-1 cover page, Risk Factor on page 13 and throughout.

DEPOSIT OF OFFERING PROCEEDS OF PRIMARY OFFERING

There have been no arrangements to place the Offering funds in escrow. We intend to open a standard, non-interest bearing, bank account to be used only for the deposit of funds received from the sale of the shares in this Offering. When at least 750,000 shares of the Offering are sold and or the Offering has expired the funds will be transferred to our business account for use in the implementation of our business plan.

If the minimum number of shares are not sold by the expiration date of the Offering, the funds will be promptly returned to the investors (within 3 business days), without interest or deduction. After all funds are returned with 3 business days the Company will then close the account. The separate standard, non-interest bearing, bank account will be controlled by the Company’s sole officer and director Virgil Enriquez.

However, since the funds will not be placed into an escrow account, any third-party creditor who may obtain a judgment or lien against us could satisfy the judgment or lien by executing on the bank account where the Offering proceeds are being held, resulting in a loss of any investment you make in our securities.

There can be no assurance that all or any shares being offered in this Prospectus are going to be sold and that we will be able to raise any funds from this Offering.

Risk Factors

If we do not obtain additional financing our business will fail..., page 10

3.   You state that you do not have any arrangements for financing other than with the Chief Executive Officer, Virgil Enrique, and this offering. Please revise to discuss the recently discharged bankruptcy of Mr. Enriquez. As part of your disclosure, include a discussion of how the bankruptcy may impact the ability of the company to obtain additional financing.

In response to your comment, we have revised the disclosure on page # 10 Risk Factors to reflect how the bankruptcy of Virgil Enriquez may impact the ability of the company to obtain additional financing..

OUR CURRENT BUSINESS RELY HEAVILY UPON OUR KEY EMPLOYEE AND FOUNDER, MR. VIRGIL ENRIQUEZ.

We have been heavily dependent upon the expertise and management of Mr. Virgil Enriquez, our Chief Executive Officer and President, and our future performance will depend upon his continued services. The loss of Mr. Enriquez's services could seriously interrupt our business operations and could have a very negative impact on our ability to fulfill our business plan and to carry out our existing development stag operations. The company currently does not maintain key man life insurance on this individual. There can be no assurance that a suitable replacement could be found for him upon retirement, resignation, inability to act on our behalf, or death.

In February 2020, Mr. Enriquez had a personal bankruptcy discharged by the federal Court. There are no rules in place that permanently exclude Mr. Enriquez as the Company’s President and majority shareholder from obtaining any type of financing for the company because he has personally gone through a bankruptcy. However even after a court discharges a personal bankruptcy it will still negatively influence his personal credit score. A Chapter 7 bankruptcy will stay on his credit report for 10 years.

Mr. Enriquez’s personal bankruptcy may impact the Company’s ability to obtain additional financing in the future. All lenders have their own criteria by which they determine eligibility for financing and loans for Company’s. Mr. Enriquez’s discharged bankruptcy may cause a lender to charge higher interest rates and may require that the Company secure the loan with collateral. There can be no assurance that the Company will be able to obtain additional financing since Mr. Enriquez filed a personal bankruptcy. If we were to fail to obtain further financing, our ability to continue as a U.S. public company would be in jeopardy in which event you could lose your entire investment in our company.

Dilution, page 17

4.       Please revise the Net tangible book value as of December 31, 2020 to a Deficit of ($4,353), which is the amount reflected on your Balance Sheet for Total Stockholders' Equity (Deficit) and revise the per share amounts accordingly.

In response to your comment, we have revised the disclosure on page 17.

DILUTION

As of December 31, 2020, the net tangible book value of our shares was ($4,353) or approximately ($0.0001) per share, based upon 4,000,000 shares outstanding.

Description of Business, page 28

5.       Please revise to discuss your corporate relationship with Cool Box. You state that your internet address is www.coolbox.ca but Cool Box appears to be a separate Canadian company. Discuss the material terms of your agreements with Cool Box, including any termination provisions. File the agreements as exhibits to the registration statement.

In response to your comment, we have revised the disclosure throughout on Form S-1 to reflect the error on the company’s internet address. The correct internet address for Drax, Industries Inc. is www.draxindustries.net and www.coolbox.us.

Drax, Industries Inc. has no affiliation with www.coolbox.ca a Canadian company.

Interests of Management and Others in Certain Transactions, page 37

6.       Please revise to provide the disclosure required by Item 404(d) of Regulation S-K. In that regard, we note your disclosure that "Drax, Industries Inc. has a one-year lease agreement for office space with Drax." Revise to clarify the relationship between Drax, Drax, Industries Inc., Optec, International, Inc., and Virgil Enriquez.

In response to your comment, we have revised the disclosure on Form S-1 page 37 to reflect the clerical error. The landlord is Optec International, Inc. not Drax or Drax, Industries Inc. Neither Virgil Enriquez nor Drax, Industries Inc. has any related party transactions with the landlord Optec International, Inc. There is no entity named Drax.

1.       Drax, Industries Inc. has a three-year lease with Optec International, Inc. for 3,000 square feet of warehouse and office space (2,500 warehouse space and 500 office space at 3125 Scott Street, Vista California 92081. The sole officer and director of Drax, Industries Inc. is Virgil Enriquez.

General

7.       You appear to be a shell company as defined in Rule 405 given that you have no operations and nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

In response to your comment, we are not a shell copy but are a development stage company. We have revised the disclosure on Form S-1 through out to reflect that Drax, Industries Inc. since our filing on Form S-1 on February 12, 2021 the Company has obtained a line of credit for $100,000 and that the Company has purchased the component parts to assemble its protype evaporative cooling trailer (“Cool box). The protype is expected to be completed with 30 days.

Response:

The company from March 24, 2020, (inception) through today the Company has been pursuing an actual business, building and selling evaporating cooling trailers under the name “cool box” for the construction industry in Southern California.

The Company believes it is not a shell company as defined in Rule 405 for the following reasons.

The Commission, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a Company, other than an asset-backed issuer, that has:

(A) No or nominal operations; and

(B) Either:

(1)  No or nominal assets;

(2)  Assets consisting solely of cash and cash equivalents; or

(3)  Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K.

The Company is considered a development stage business. From inception, the Company has been pursuing an actual business. The Financial Accounting Standards Board (“FASB”) has defined a development stage business or enterprise (“DSE”) as “an entity devoting substantially all of its efforts to establishing a new business and for which either of the following conditions exist: (a) planned principal operations have not commenced; or (b) planned principal operations have commenced, but there has been no significant revenue therefrom.” The Company is a DSE which falls within category (b) above.

Were the Company not to be considered a development stage company, the Company, would still not be considered a shell. The definition of a shell company described above uses the word “and” after (A). Thus, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2).  In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Release.  However, this can be a difficult proposition for a business in the early stages of development that has not generated revenues yet.

In the aforementioned Release, several commenters were concerned that the definition of a shell company set forth above would capture virtually every company during its start-up phase and that the definition was therefore too broad.  The Commission specifically addressed this issue in footnote 172 to the Release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

The Company is a development stage company pursuing an actual business as set forth in the Company’s Form S-1 and S-1A. On behalf of the Company Mr. Enriquez has spent hundreds of man hours and incurred significant operating expenses in producing a comprehensive framework and initial version of its product along with a full marketing program designed for the construction industry.

The company has contracted with its President who has agreed to fund the Company through development. As of March 5, 2021, the company has obtained through an investor a line of credit for an additional $100,000 over the amounts that Mr. Enriquez has agreed to pay.

Through the addition of the Company’s line of credit of $100,000 the Company has commenced the building of its protype unit. It has purchased the component parts, (16’ trailer, 48” evaporating cooler, water tank and assorted metal for fabrication and assembly. The Company expects the protype to be completed in the next 30 days. Once completed Mr. Enriquez will be able to physically demonstrate the unit to prospective clients in the construction industry in southern California.

Mr. Enriquez will use the sales material, fliers, brochures, and other sales material in order to start taking orders to build and sell additional units out of the company’s 2,500 square foot offices.

As of March 24, 2020, the Company was in the development stages of operations. According to the Financial Accounting Standards Board of the Financial Accounting Foundation, a development stage Company is defined as a company that devotes most of its activities to establishing a new business activity.

As such, Drax, Industries Inc. is not a shell company and is not subject to the reporting requirements of a shell company.

8.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to your comment, we have not provided nor has anyone authorized on our behalf provided any written communications, as defined in Rule 405 under the Securities Act. to potential investors in reliance on Section 5(d) of the Securities Act.

/s/ Virgil Enriquez

Virgil Enriquez

President and Chief Executive Officer